EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
First Northern Community Bancorp and Subsidiary

We consent to the incorporation by reference in the registration statements on Form S-8 of First Northern Community Bancorp and Subsidiary (No. 333-37874 and 333-136977) of our report dated March 15, 2007 with respect to the consolidated balance sheet of First Northern Community Bancorp and Subsidiary as of December 31, 2006 and the related consolidated statements of operations, stockholders’ equity and comprehensive income and cash flows for the year ended December 31, 2006, and in our same report, with respect to First Northern Community Bancorp and Subsidiary, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K.

/s/ MOSS ADAMS LLP

Stockton, California
March 15, 2007